Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 3, 2014

DATE, TIME AND PLACE: On February 3, 2014 at 6:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Roberto Egydio Setubal.

QUORUM: The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.
Having examined the account statements with respect to the fiscal year ending December 31 2013, the Directors decided “ad referendum” of the General Stockholders’ Meeting and pursuant to sub-item 14.2 of the Bylaws:

a)       to declare complementary interest on capital for the fiscal year 2013 equivalent to R$ 0.5236 per share, to be paid on February 28, 2014, based upon the shareholding position at the close of business on February 18, 2014 and with retention of 15% withholding tax at source, resulting in net interest of R$ 0.44506 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption. The individualized credit entry corresponding to this interest shall be made on February 28, 2014;

b)       further, on February 28, 2014, to pay interest on capital declared by this Board of Directors at its meeting on November 28, 2013, equivalent to R$ 0.20360 per share, with retention of 15% withholding tax at source, resulting in net interest of R$ 0.17306 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption. The individualized credit entry corresponding to this interest was booked on December 30, 2013 based upon the shareholding position at the close of business on December 20, 2013, as already notified;

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed. São Paulo (SP), February 3, 2014. (signed) Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer